EXHIBIT 99.9
Form of Advertisement placed in Indian Newspaper

Infosys Technologies Limited
Regd. Office : Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and half-year ended September 30, 2008

(in Rs. crore, except per share data)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Income from software services, products and business process management	5,418	4,106	10,272	7,879	16,692
Software development and business process management expenses	2,891	2,231	5,645	4,400	9,207
Gross profit	2,527	1,875	4,627	3,479	7,485
Selling and marketing expenses	303	283	560	488	916
General and administration expenses	430	308	794	623	1,331
Operating profit before depreciation and minority interest	1,794	1,284	3,273	2,368	5,238
Depreciation	177	144	346	288	598
Operating profit before tax and minority interest	1,617	1,140	2,927	2,080	4,640
Other income, net	66	154	183	407	704
Net profit before tax and minority interest	1,683	1,294	3,110	2,487	5,344
Provision for taxation (refer to note 7 and 8)	251	194	376	308	685
Net profit after tax and before minority interest	1,432	1,100	2,734	2,179	4,659
Minority interest	–	–	–	–	–
Net profit after tax and minority interest	1,432	1,100	2,734	2,179	4,659
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 5)	286	286	286	286	286
Reserves and surplus	15,631	12,759	15,631	12,759	13,509
Earnings per share (par value Rs. 5/- each)
Basic	25.02	19.26	47.78	38.15	81.53
Diluted	24.97	19.19	47.67	38.01	81.26
Dividend per share (par value Rs. 5/- each)
Interim dividend	10.00	6.00	10.00	6.00	6.00
Final dividend	–	–	–	–	7.25
Special dividend	–	–	–	–	20.00
Total dividend	10.00	6.00	10.00	6.00	33.25
Total dividend percentage	200.00	120.00	200.00	120.00	665.00
Total Public Shareholding#
Number of shares	36,82,72,931	36,75,70,027	36,82,72,931	36,75,70,027	36,78,42,758
Percentage of shareholding	64.33	64.35	64.33	64.35	64.31
# Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders).

Note: The audited results of Infosys Technologies Limited for the quarter and half-year ended September 30, 2008 is available on our website www.infosys.com

Other information:

(in Rs. crore)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Staff costs	2,769	2,199	5,402	4,250	8,878
Items exceeding 10% of aggregate expenditure	–	–	–	–	–
Details of other income:
Interest on deposits with banks and others	190	143	383	325	672
Dividend on investments in liquid mutual funds	1	5	3	6	9
Miscellaneous income, net	1	3	3	5	11
Exchange differences, net	(126)	3	(206)	71	12
Total	66	154	183	407	704

Notes:

1.
The audited financial statements have been taken on record by the Board of Directors at its meeting held on October 10, 2008. There are no qualifications in the auditors’ reports for these periods. The information presented above is extracted from the audited financial statements as stated.

2.

The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

3.
An interim dividend of Rs. 10.00 per share (200% on an equity share of par value of Rs. 5/-) has been declared at the above board meeting. The record date for the payment of the dividend will be October 17, 2008. The interim dividend declared in the previous year was Rs. 6.00 per share (120% on an equity share of par value of Rs. 5/-).

4.
The final dividend of Rs. 7.25 per share (145% on an equity share of par value of Rs. 5/-) and a special dividend of Rs. 20.00 per share (400% on an equity share of par value of Rs. 5/-) for fiscal 2008 was approved by the shareholders at the Annual General Meeting of the company held on June 14, 2008, and the same was paid on June 16, 2008.

5.
The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employee Stock Option’s Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the half-year ended September 30, 2008 and the year ended March 31, 2008, the company issued 5,04,097 shares and 7,85,896 equity shares, respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans. During the half-year ended September 30, 2007, there was no exercise of options under both the plans. FBT on exercise of stock options of Rs. 2 crore each for the half-year ended September 30, 2008 and the year ended March 31, 2008 has been paid by the company and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.

6.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2008.

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend related	–	206	206	–
7.

Pursuant to the changes in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). This has not resulted in an additional tax expense as MAT can be set off against any future tax liability. Accordingly, Rs. 300 crore is shown under “Loans and Advances” in the balance sheet as of September 30, 2008.

8.

The tax provision for the half-years ended September 30, 2008 and September 30, 2007 and fiscal 2008 includes a reversal of Rs. 31 crore, Rs. 51 crore and Rs. 121 crore (net) respectively relating to liabilities no longer required.

9.
During the year ended March 31, 2008, the company voluntarily settled with the California Division of Labor Standards Enforcement towards possible overtime payment to certain employees in California for a total amount of Rs. 102 crore. Also, the company recorded health insurance liabilities based on the maximum individual claimable amounts by employees and during the year ended March 31, 2008, the company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability resulting in a write-back of net excess provision of Rs. 71 crore.

10.
Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which has been amortized on a straight line basis to the net profit and loss account over 10 years representing the average future service life of employees.

Matters relating to Subsidiaries:

Infosys BPO

During the year ended March 31, 2008 Infosys completed the purchase of 3,60,417 shares of Infosys BPO shares from its employee shareholders consequent to the forward share purchase agreement entered with them in February 2007. Further, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V for a consideration of Rs. 107 crore by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips). The transaction was accounted as a business combination and resulted in a goodwill of Rs. 83 crore. As of September 30, 2008, Infosys holds 99.98% of the equity in Infosys BPO.

Infosys Consulting

During the half-year ended September 30, 2008 and year ended March 31, 2008, an additional investment of US$ 5 million (Rs. 22 crore) and
US$ 20 million (Rs. 81 crore), respectively, was made in Infosys Consulting Inc, which is a wholly owned subsidiary. As of September 30, 2008, the company has invested an aggregate of US$ 45 million (Rs. 193 crore) in the subsidiary.

Infosys Mexico

During the year ended March 31, 2008, the company incorporated Infosys Technologies S. DE R.L. de C.V., a wholly owned subsidiary in Mexico. As of September 30, 2008, the company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Infosys China

During the half-year ended September 30, 2008 and year ended March 31, 2008, the company disbursed an amount of US$ 2 million (Rs. 9 crore) and US$ 3 million (Rs. 10 crore) as loan to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. As of September 30, 2008, the company has invested US$ 10 million (Rs. 46 crore) as equity capital and US$ 10 million (Rs. 48 crore) as loan in the subsidiary.

Others:

Segment reporting (Consolidated - Audited)

(in Rs. crore)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Revenue by industry segment
Financial services	1,804	1,498	3,478	2,859	5,972
Manufacturing	1,090	573	1,984	1,085	2,454
Telecom	1,034	844	1,993	1,675	3,597
Retail	652	512	1,242	919	1,971
Others	838	679	1,575	1,341	2,698
Total	5,418	4,106	10,272	7,879	16,692
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	5,418	4,106	10,272	7,879	16,692
Segment profit before tax, depreciation and minority interest:
Financial services	571	468	1,052	828	1,844
Manufacturing	349	166	595	301	687
Telecom	392	288	743	570	1,278
Retail	204	157	378	266	597
Others	278	205	505	403	832
Total	1,794	1,284	3,273	2,368	5,238
Less: Other un-allocable expenditure	177	144	346	288	598
(excluding un-allocable income)
Operating profit before tax and minority interest	1,617	1,140	2,927	2,080	4,640

Notes on segment information

Principal segments
The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served, comprise the primary basis of the segmental information set out above.

Segmental capital employed
Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	S. D. Shibulal	S. Gopalakrishnan
October 10, 2008	Chief Operating Officer	Chief Executive Officer
and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter and half-year ended September 30, 2008, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Revenues	1,216	1,022	2,371	1,950	4,176
Cost of revenues	691	591	1,388	1,160	2,453
Gross profit	525	431	983	790	1,723
Net income	320	273	628	538	1,163
Earnings per American Depositary Share (ADS)
Basic	0.56	0.48	1.10	0.95	2.04
Diluted	0.56	0.48	1.10	0.94	2.04
Total assets	4,169	3,910	4,169	3,910	4,507
Cash and cash equivalents	1,886	1,822	1,886	1,822	2,058
Liquid mutual funds	–	4	–	4	18

The reconciliation of net income as per Indian GAAP (audited) and IFRS (unaudited) is as follows:

(in US$ million)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2008	2007	2008	2007	2008
Consolidated net profit as per Indian GAAP	321	274	629	540	1,166
Amortization of intangible assets	(1)	–	(1)	–	–
Share-based compensation expense (IFRS 2)	–	(1)	–	(2)	(3)
Consolidated net income as per IFRS	320	273	628	538	1,163

Note: The unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter and half-year ended September 30, 2008, prepared as per U.S. GAAP is available on our website www.infosys.com.

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to sustain our previous levels of profitability , our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, economic slowdowns or adverse economic conditions in the markets for our services and general economic conditions affecting our industry . Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008, our Quarterly Report on Form 6-K for the three months ended June 30, 2008 and our other recent filings. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.